Exhibit 35.3

ANNUAL STATEMENT OF COMPLIANCE

OFFICER’S CERTIFICATE OF THE ADMINISTRATOR

In compliance with Section 3(a) of the Administration Agreement (the “Agreement”) among Nelnet Student Loan Trust 2008-1, as Issuer, M&T Trust Company of Delaware, as Delaware Trustee, Zions First National Bank, as Indenture Trustee, and National Education Loan Network, Inc., as Administrator, dated as of March 1, 2008, I, Terry J. Heimes, certify that:

1.	A review of the activities of the Administrator and of its performance under the Agreement during the period from March 1, 2008 through December 31, 2008 has been made under my supervision; and

2.	Based on my knowledge of such review, the Administrator has fulfilled in all material respects its obligations under the Agreement during such period.

March 31, 2009

By:	/s/ TERRY J. HEIMES______________
Terry J. Heimes, CFO, Treasurer
National Education Loan Network, Inc.